David G. Peinsipp

+1 415 693 2177

dpeinsipp@cooley.com

September 8, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	Stitch Fix, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted July 28, 2017
CIK No. 0001576942

Dear Ms. Ransom:

On behalf of Stitch Fix, Inc. (“Stitch Fix” or the “Company”), we are submitting this letter and the following information in response to a letter, dated August 11, 2017, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) submitted to the Commission on July 28, 2017. We are also electronically transmitting for confidential submission an amended version of the Draft Registration Statement (the “Amended Draft Registration Statement”). We are also sending a copy of this letter and the Amended Draft Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Draft Registration Statement.

General

1.	We note your response to comment 2. Please revise your registration statement to disclose the basis for the statements referenced in our July 7, 2017 comment letter or disclose that such statements are based upon management’s belief.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 63 and 64 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis, page 46

2.	We note your response to comments 5 and 6. Please tell us if you use metrics to track the total number of Fixes in a given period. Please also tell us if you track information regarding average revenue per Fix, orders per customer or average revenue per customer.

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U.S. Securities and Exchange Commission

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Page Two

As discussed with the Staff pursuant to a telephone conversation on August 25, 2017, the Company confirms that it does track information regarding Fixes, average revenue per Fix, Fixes per client and average revenue per client. However, the Company views its ability to attract new clients and engage with existing clients as the principal way to measure the growth of the business, demand for its service and the success of its marketing initiatives. While the number of Fixes represents a useful operational metric, particularly for the purposes of planning merchandise buying, warehouse inventory and fulfillment expenses, the Company views Fixes as secondary or derivative of its key metric, Active Clients, which the Company’s management tracks for an indication of the health of the business. Moreover, the Company does not run the business to maximize the number of Fixes or the revenue per Fix. For example, the Company does not compensate its stylists based on the number of, or value of, the Fixes they have styled. The ultimate goal of the Company is to help its clients find the clothing and apparel they love, regardless of how many Fixes that client orders.

Management believes that disclosing the number of Fixes in a given period in the registration statement does not add materially to what is already disclosed in the Draft Registration Statement or to the investors’ understanding of the Company’s business. Historically, the number of Fixes in a given period have been highly correlated to revenue in that period because the Company recognizes revenue with the checkout of a Fix. In this sense, disclosing Fixes would not help an investor understand the business significantly more than revenue does. Similarly, the Company does not believe that Fixes have been or will be a leading indicator of the Company’s business. A large increase in Fixes in one quarter would not necessarily suggest a growth in revenue in the following quarter, but rather, such growth would be seen in the revenue and other disclosed financial key metrics (Adjusted EBITDA and Non-GAAP net income) for that same quarter. Accordingly, disclosing Fixes would not provide additional material information to investors.

Furthermore, management believes that disclosing Fixes has the potential for confusing or misleading investors as the composition of Fixes changes in the future. While Fixes to date have consisted of five items per Fix, the Company plans to make changes to its business model over time to enable more flexibility in the number of items included in a Fix and to allow clients to add extra items to a Fix, such as socks or underwear. As the composition of Fixes and average revenue per Fix change, the Company anticipates that there may be large swings in the number of Fixes ordered in one period versus another, even if revenue and Active Clients are growing over these periods. For example, if in future periods, clients have the flexibility to order only one or two items in a Fix, the number of Fixes ordered in the period may increase drastically compared to the prior period even if clients order the same amount of merchandise over the period but spread out over more Fixes. The Company therefore believes that disclosing Fixes or average revenue per Fix to investors will introduce confusion without enhancing investors’ understanding of the health and growth of the business.

The Company also advises the Staff that it has revised the disclosure on pages 48 and 49 of the Amended Draft Registration Statement to include two cohort analyses (a 52-week cohort analysis and a 26-week cohort analysis). These analyses disclose the average net revenue generated per client during the period consisting of the week the client completes the checkout for his or her initial Fix and the following 51 weeks or 25 weeks, respectively. The Company believes that this snapshot provides investors with an understanding of clients’ engagement with the Company over time and of the Company’s return on its investment in marketing.

3.	We note your disclosure that “repeat rate” for a given period is defined as the “percentage of net revenue . . . in that period recognized from clients who have ever previously checked out a Fix.”

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U.S. Securities and Exchange Commission

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Page Three

Please provide additional disclosure about customer order levels and any increase or decrease in the overall or average number of Fixes sent to customers in a given period. In this regard, we note that the volume of fixes sent to customers appears to be an important revenue driver.

The Company directs the Staff’s attention to its response to Comment 2 above.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

4.	We reviewed your response to comment 14. Please advise whether you have the ability to compute revenues by “Fix”. If so, please provide revenues attributable to broad product lines such as men’s versus women’s product lines. If not, please disclose that it is impracticable to disclose revenues for any product or group of similar products. Refer to ASC 280-10-50-40.

The Company has the ability to compute revenues by Fix. However, while the Company does generate revenue from the sale of merchandise across various categories, such as Women’s, Petite, Maternity, Men’s and Plus, the Company views its merchandise as a single group of similar products. This determination is based, in part, on the fact that the nature of the products is similar across categories, the products are purchased from the same type of suppliers and all of the Company’s products are sold in the same manner, through the Company’s website or mobile app. Additionally, the Company advises the Staff that greater than 90% of its revenue has been derived from Women’s (including Petite, Maternity, and Plus) and less than 10% of its revenue has been derived from Men’s. Therefore, the Company believes that disclosing the aggregate revenues for apparel, shoes and accessories as a single group of similar products is in accordance with the guidance of Accounting Standards Codification (ASC) 280.

Note 9. Stockholders’ Equity

Sales of Our Stock, page F-22

5.	We reviewed your response to comment 22. Please explain in greater detail the circumstances surrounding why the proceeds from the January 2017 sales of your common and preferred stock represented ordinary income for tax purposes. Please tell us whether such determination was made by the company or the taxing authorities. Please also explain how you determined what portion of payroll taxes to assume of the current and former employees tax liability and the economic reason for assuming that obligation. Please advise whether the company received a corresponding deduction for tax purposes and how that was accounted for in the financial statements.

The Company, after considering input from its external tax advisors, determined that the January 2017 sale transactions (the “2017 Transactions”) were compensatory for accounting purposes due to the facts and considerations surrounding the 2017 Transactions, which are described in detail below in response to Staff’s comment 6. Based on the same facts and considerations, the Company, in conjunction with its tax

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Page Four

advisors, determined that a portion of the purchase price paid to the sellers in the 2017 Transactions represented ordinary income for tax purposes. Additionally, the Company became aware of necessary payroll tax withholding obligations associated with the 2017 Transactions and remitted all mandatory payroll withholding taxes to the taxing authorities.

The Company decided that it was in the best interests of all parties, and the Company’s stockholders, to put all three sellers in the same economic position as if these 2017 Transactions were treated as capital transactions. Accordingly, the Company agreed to assume the portion of the sellers’ payroll taxes above the capital gains rate.

The Company will receive a corporate tax deduction when it files its fiscal 2017 federal and state income tax returns for all amounts deemed to be compensatory and included on Form W-2. The Company has included this tax deduction in its fiscal 2017 income tax provision calculated for purposes of its consolidated financial statements. The deduction results in a reduction to taxes payable, as reflected in the Company’s consolidated balance sheets.

6.	We have read your response to comment 21 regarding certain stock sales in which the cash purchase price between third party investors and employees exceeded the value you determined using your valuation methodology for stock-based compensation. Please be advised that cash transactions between willing buyers and sellers, neither being under any pressure to buy or sell, typically represents the best indicator of fair value. While current/former employees and investors may be related parties for financial reporting purposes, they do not appear to be related parties from the standpoint of each other and should result in arms-length transactions. If this is not the case, please elaborate in detail. Lastly, these transactions do not appear to be non-orderly based on the examples in ASC 820-10-35-54I, rather they represent bi-lateral transactions negotiated between parties with knowledge of the Company’s affairs. Unless the investor(s) had strategic reasons that would justify paying a significant premium over model-determined fair market value, there does not appear to be a valid economic reason why the transaction price should be other than fair market value. If our understanding of the circumstances surrounding these transactions is incomplete or incorrect, please clarify our understanding. Absent additional information demonstrating why such stock sales are compensatory, we are unable to concur that such transactions should not be considered data points in valuing your common stock as of the dates the transactions occurred. We may have further comment.

The Company wishes to provide the Staff with more details regarding the circumstances behind the 2017 Transactions and the April 2016 transaction (the “2016 Transaction”) as follows:

2017 Transactions

•	In January 2017, two of the Company’s investors purchased shares from one then-current employee and two former employees. The parties to the 2017 Transactions were as follows:

○	Buyers:

•	One of the investors is a fund affiliated with Baseline Ventures (“Investor A”). Investor A, together with its affiliated entities, is the Company’s largest outside investor group. Baseline Ventures made an initial investment in April 2011 and, since that time, has had the contractual right (terminating upon the closing of the offering) to appoint one member of the Company’s Board of Directors (the “Board”).

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Page Five

•	The other investor made several investments beginning in 2013 and is not a greater than 5% holder of the Company’s capital stock (“Investor B”).

•	Both investors had been seeking opportunities to increase their ownership percentage in the Company. The Company has not raised capital since its Series C financing round in 2014, so there had been very little opportunity for Investor A or Investor B to acquire additional shares since that time.

○	Sellers:

•	The then-current employee was a senior executive of the Company, and was a board member prior to joining as an employee (“Seller X”). She joined the board in 2013 and joined the Company as an employee in 2015. She sold 85,000 shares of Series C preferred stock to Investor A.

•	One of the former employees was a founder of the Company (“Seller Y”) and sold an aggregate of 400,000 shares of common stock to Investors A and B.

•	Another former employee was an ex-senior executive of the Company (“Seller Z”) and sold 154,799 shares of common stock to Investor B.

•	All of the 2017 Transactions, including sales of both common and preferred stock, were executed using a purchase price of $22.61 per share. This was the same price that the Board, including the director appointed to the Board by Investor A, approved for a Company-initiated tender offer in December 2016 (see below for details).

•	In December 2016, the Company completed a cash tender offer for the purchase of its common stock at a purchase price of $22.61 per share from certain employees. To be eligible to participate in the tender offer, employees must have had received equity grants with vesting start dates on or before October 31, 2014, meaning they had been employees of the Company for at least two years at the time of the launch of such tender offer. Such employees could elect to sell up to 10% of their total vested holdings. The purpose of the tender offer was to provide some liquidity and to compensate long-tenured employees for their service and reward the risks they took in joining the Company in its early stages. The Company set a price above the then fair market value of the common stock ($5.78 per share) in order to provide additional compensation to such long-term employees. Under this tender offer, the Company repurchased and retired an aggregate of 526,620 shares of common stock for total cash consideration paid by the Company of $11,883,000. The Company recorded the excess of the purchase price above the fair value of $8,326,000 as compensation expense.

•	Seller X could not participate in the tender offer as she had not then met the two-year service requirement established as part of the program. Sellers Y and Z could not participate in the tender offer as the tender offer was only open to current employees.

•	While the Company was not involved in brokering the 2017 Transactions, the Company was aware of these transactions, including the price per share paid by the buyers.

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Page Six

•	The Company had a right of first refusal related to shares held by Seller Y. The Company decided to waive its right of first refusal and permit Investors A and B to purchase the shares given the recent cash outlay the Company had spent on the December 2016 tender offer.

•	For the 2017 Transactions, the Company recorded compensation expense of $12,957,000 for the excess purchase price above fair value as discussed in more detail below in the response to the Staff’s comment 7.

•	The Company considered, but did not include, the 2017 Transactions as an indicator of fair value for its third-party valuation pursuant to Section 409A of the Internal Revenue Code (“Section 409A”) as of January 30, 2017. See additional discussion below.

2016 Transaction

•	In April 2016, Seller Z, who was an employee at the time of the 2016 Transaction, sold 268,095 shares of the Company’s common stock to Investor B at a purchase price of $22.38 per share, for an aggregate purchase price of $5,999,966. The price of $22.38 per share was negotiated between the two parties.

•	While the Company was not involved in brokering the transaction, the Company was aware of the terms of the 2016 Transaction, including the negotiated price per share paid by Investor B.

•	The Company recorded the excess of the purchase price above fair value of $4,810,000 as compensation expense.

•	The Company provided a weighting of 2.5% for the 2016 Transaction in its third-party valuation pursuant to Section 409A of the Internal Revenue Code as of April 30, 2016 to arrive at an estimated fair value of $4.57 per share of common stock. See additional discussion below.

Accounting for the 2016 Transaction and the 2017 Transactions

Given the above facts, the Company believes that the 2016 Transaction and the 2017 Transactions between certain investors and then-current or former employees of the Company were not arm’s length transactions and had compensatory elements. As part of the evaluation, the Company considered ASC 718-10-15-4 and ASC 718-20-35-7, which state (emphasis added):

“Share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Topic unless the transfer is clearly for a purpose other than compensation for services to the reporting entity. The substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and that entity makes a share-based payment to its employee in exchange for services rendered. An example of a situation in which such a transfer is not compensation is a transfer to settle an obligation of the economic interest holder to the employee that is unrelated to employment by the entity.”

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Page Seven

“The amount of cash or other assets transferred (or liabilities incurred) to repurchase an equity award shall be charged to equity, to the extent that the amount paid does not exceed the fair value of the equity instruments repurchased at the repurchase date. Any excess of the repurchase price over the fair value of the instruments repurchased shall be recognized as additional compensation cost. An entity that repurchases an award for which the requisite service has not been rendered has, in effect, modified the requisite service period to the period for which service already has been rendered, and thus the amount of compensation cost measured at the grant date but not yet recognized shall be recognized at the repurchase date.”

The Company also considered the following guidance in AICPA Accounting Interpretation AIN-APB,2 which provides the following examples of when payments from a shareholder to an employee might not be related to compensation:

“The relationship between the shareholder and the company’s employee is one that would normally result in generosity (e.g., an immediate family relationship).”

“The shareholder has an obligation to the employee, which is completely unrelated to the latter’s employment (e.g., the stockholder transfers shares to the employee because of personal business relationships in the past, unrelated to the present employment situation).”

“The company clearly does not benefit from the transaction (e.g., the stockholder transfers shares to a low-level employee with whom he or she has had a close relationship over a number of years).”

The AICPA interpretation indicates that transactions between economic interest holders and a company’s employees may need to be accounted for by the company as compensation because (1) if a shareholder’s intention is to enhance or maintain the value of his/her investment, the company is implicitly benefiting and (2) the benefits to an economic interest holder and to the company are generally impossible to separate. The Basis for Conclusions in FASB Statement No. 123(R) further states the following in B109 and B110 (emphasis added):

“The Board agreed that the scope of Statement 123’s requirements for such transfers should be expanded to encompass transfers from any shareholder. However, the Board saw no reason to limit the provision to transfers by shareholders. Holders of other forms of economic interests in an entity, such as holders of convertible debt or other creditors, might see the likelihood of sufficient indirect benefit to themselves to justify compensating one or more of the employees of a reporting entity by transferring to those employees share-based payment of that entity.

The Board intends the provision in paragraph 11 of this Statement to be applied by analyzing transactions in which a related party or a holder of an economic interest in the reporting entity transfers (or offers to transfer) share-based payment of the entity to an employee of the entity to determine whether the entity benefits from the transfer. If so, the transfer should be accounted for as share-based compensation to the employee and a capital contribution received from the transferring party. In broadening that requirement, the Board noted its belief that such a transfer is most likely to be made by a major shareholder or another holder of a significant economic interest in an entity.”

[2]	While this guidance was superseded, the Company believes it is generally consistent with the concept described in ASC 718 and is helpful in evaluating transactions between employees and economic interest holders in the employer.

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Page Eight

Investors A and B are economic interest holders of the Company given their pre-existing investments, and the Company does benefit from the shareholders’ compensation to the employees. In addition, ASC 718 requires the recognition of compensation expense unless the share-based payment transactions between economic interest holders and employees are “clearly” for a purpose other than compensation for services to the Company. The Company notes that for both the 2016 Transaction and the 2017 Transactions, none of the examples in the AICPA interpretation is applicable. Rather, factors existed that indicated that the transactions had a compensatory element, including the fact that these were discrete transactions with then-current or former executives of the Company. In particular, the 2017 Transactions were greatly impacted by the Company-initiated tender offer, which had a significant compensatory element and closed in December 2016. Sellers X, Y and Z could not participate in the tender offer, but were seeking liquidity for a portion of their shares of the Company. Investors A and B were seeking opportunities to increase their ownership percentage in the Company. As Sellers X, Y and Z were former or current executives and Investors A and B were pre-existing investors, the parties had pre-existing business relationships that were related to the sellers’ employment with the Company. The tender offer was the catalyst for the parties to enter into agreements whereby the parties were able to achieve their desired goals. The Company believes that there were very limited, if any, negotiations regarding the price for the 2017 Transactions given that the investors knew and could look to the purchase price of the tender offer. Sellers X, Y and Z were aware of the terms of the tender offer as those terms were broadly known to then-current and certain former employees of the Company. The Company was aware of these 2017 Transactions, including the transaction price, and could have exercised its right of first refusal over Seller Y’s shares and otherwise sought to purchase Seller X and Z’s shares, which would have resulted in paying compensation to these individuals similar to other employees. However, instead of spending its own cash, especially after its recent cash outlay for the tender offer, it chose to have Investors A and B spend the additional cash to reward these then-current or former executives.

The Company notes that while Sellers Y and Z were no longer employees, the Company benefited from the 2017 Transactions as a whole as Seller X was an employee. In addition, the Company believes the analysis should extend to Sellers Y and Z as they both had been executives of the Company and had provided services to the Company. Further, the Company benefited from the 2016 Transaction as Seller Z was an employee at the time the shares were repurchased.

The Company also notes that the 2017 Transactions involved shares of both common and preferred stock for the same price, which is an indication that the 2017 Transactions were not executed at fair-market value, as the shares of preferred stock would generally have a higher value than shares of common stock due to the superior rights and preferences of preferred stock. Taking into consideration the rights and preferences, the Company estimated a fair value of $7.06 per share of common stock and $10.00 per share of preferred stock as of the transaction date, both of which were significantly less than the transaction price of $22.61 per share.

Finally, the 2016 Transaction price of $22.38 per share of common stock was only marginally lower than the December 2016 tender offer and 2017 Transactions price of $22.61 per share of common or preferred stock. This is another indicator that the transaction prices were above fair value as, given the substantial growth of the Company, one would expect a significant increase in the value of common stock during this period. Therefore, if the tender offer price was significantly in excess of fair value, the price paid in April 2016 would likewise be significantly in excess of fair value.

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U.S. Securities and Exchange Commission

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Page Nine

Based on all of these considerations, the Company concluded the 2016 Transaction and 2017 Transactions were not arms-length transactions and concluded that amounts paid by the investors to the sellers in excess of the fair value for the Company’s shares should be recognized as compensation in the Company’s consolidated financial statements. The Company benefited from both transactions, and the transactions were not “clearly” for a purpose other than compensation for services. The fair value for the Company’s common and preferred stock was determined using a valuation methodology as described in the Company’s response to comment 21 included in its letter to the Staff dated July 28, 2017.

Section 409A Valuation Considerations

The Company wishes to provide the Staff with the below information about its considerations when the Board determined, with guidance from the Company’s independent third-party valuation firm, the appropriate weighting of the 2016 Transaction and 2017 Transactions in its Section 409A common stock valuations. In its evaluation, the Company followed the guidance of ASC 820-10-35-54J, which provides in part:

“A reporting entity shall consider all of the following when measuring fair value or estimating market risk premiums:

a.	If the evidence indicates the transaction is not orderly, a reporting entity shall place little, if any, weight (compared with other indications of fair value) on that transaction price.

b.	If the evidence indicates that a transaction is orderly, a reporting entity shall take into account that transaction price. The amount of weight placed on that transaction price when compared with other indications of fair value will depend on the facts and circumstances, such as the following:

1.	The volume of the transaction

2.	The comparability of the transaction to the asset or liability being measured

3.	The proximity of the transaction to the measurement date.”

The Company believes that the 2016 Transaction and 2017 Transactions may not be orderly in light of the example in ASC 820-10-35-54I(b) which states that “there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant.” However, the Company notes that if the transactions are considered orderly, the analysis would result in a similar conclusion as the Company would then evaluate how much weight to place on the transaction price(s) when compared to other indications of fair value in accordance with ASC 820-10-35-54J.

Additionally, the Company considered the following guidance in 8.02 of the AICPA Accounting & Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation:

“When the transaction does not involve new investors, the investors are effectively not at arm’s length. The task force believes more weight should generally be given to transactions that involved robust negotiations (for example, if certain investors were increasing or decreasing their percentage ownership or if the round is at a different price than the previous round).”

Further, as discussed above, because the investors had an incentive to increase the size of their investments and the Company benefited from the payments made to its employees, the Company determined that the 2016 Transaction and 2017 Transactions were considered compensatory in nature. This would indicate that little to no consideration of these transactions should be included in the Section 409A valuation.

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U.S. Securities and Exchange Commission

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Page Ten

In regards to the 2016 Transaction, the Company noted that the transaction (i) involved less than 0.3% of the Company’s total capitalization at the time, (ii) was made from one sole seller who was an executive of the Company, (iii) was made by one sole buyer who is a pre-existing investor, and (iv) this investment did not significantly increase the percentage ownership or control of the buyer. After considering these factors, the Company, along with its independent third-party valuation firm, provided a weighting of 2.5% for the 2016 Transaction in its Section 409A valuation as of April 30, 2016. The Company notes that including this 2016 Transaction in the Section 409A valuation increased the fair value of the common stock by $0.46 per share of common stock.

In considering these factors in light of the 2017 Transactions, the Company noted that the transactions involved unique facts and circumstances as follows that significantly limit their comparability for purposes of the fair value determination:

•	The 2017 Transactions were of limited volume. They (i) involved less than 0.7% of the Company’s total capitalization at the time, (ii) were made by only two buyers who were pre-existing investors, and (iii) were made from only three sellers who were then-current or former executives of the Company;

•	The purchase price of $22.61 was based on the price set by the Company for its December 2016 tender offer and there was clearly a compensatory element to that transaction as discussed above;

•	The 2017 Transactions involved sales of both common and preferred stock at the same price. In an arms-length transaction, the shares of preferred stock would generally have a higher value than shares of common stock due to its superior rights and obligations; and

•	The buyers in these 2017 Transactions: (i) were pre-existing investors, (ii) were interested in increasing the size of their investments in the Company, and (iii) appeared to place no value on the preferences of the preferred stock. In addition, at the time of these transactions, the Company was not contemplating any additional financings (and ultimately did not conduct any additional pre-IPO financings) and therefore there were no other opportunities for the buyers to increase their positions in the Company.

After considering these factors, the Company’s board of directors, along with its independent third-party valuation firm, did not include the 2017 Transactions as an indicator of fair value for its Section 409A valuation as of January 30, 2017.

7.	Reference is made to the last paragraph on page F-22 where you disclose that during the nine months ended April 29, 2017, you recorded $12,957,000 as compensation expense. Please show us how you computed this expense including prices paid per share and the assumed fair market value of the shares.

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Page Eleven

The Company advises the Staff that it computed the compensation expense of $12,957,000 as follows:

Shares sold	Purchase price per share	Fair value per share	Aggregate excess purchase price over fair value
554,799 common shares	$22.61	$7.06	$8,627,000
85,000 Series C preferred shares	$22.61	$10.00	$1,072,000
Additional compensation (tax obligations)			$3,258,000

Total compensation expense			$12,957,000

As discussed in the above response to comment 5, at the time of the transactions referenced on page F-22, the Company, the sellers and the investors all believed that these transactions would be considered capital transactions for tax purposes. Subsequently the Company, based on guidance from its tax advisors, determined these transactions were compensatory, as noted above. Accordingly, the Company agreed to assume the portion of the sellers’ payroll taxes above the capital gains rate. As a result, the Company recorded the portion of the payroll taxes it assumed totaling $9,699,000 and the related tax gross-ups totaling $3,258,000 as compensation expense.

Note 11. Earnings Per Share and Pro Forma Earnings Per Share Attributable to Common Shareholders

Earnings Per Share Attributable to Common Shareholders, page F-25

8.	We reviewed your response to comments 23 and 24. Please tell us why restricted stock from early exercised options are participating securities referencing authoritative literature that supports your conclusion. Please also tell us your consideration of specifically disclosing that they are participating securities and the related underlying reasons.

The Company advises the Staff that in accordance with each of its executed Early Exercise Stock Purchase Agreements, the holders of restricted stock from early exercised options “shall exercise all rights and privileges of a stockholder of the Company” and “shall be deemed to be the holder of the shares for the purposes of receiving any dividends that may be paid with respect to these shares.” Furthermore, the shares issued upon exercise are outstanding, and have all voting rights of other outstanding shares of the Company’s common stock, under Delaware corporate law. Accordingly, the Company concluded that the outstanding restricted stock from early exercised options are participating securities which is supported by ASC 260-10-45-61A, which states that:

“Unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of EPS pursuant to the two-class method under the requirements of paragraph 260-10-45-60A.”

In response to the Staff’s comment, the Company has revised the disclosure on page F-25 of the Amended Draft Registration Statement.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

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U.S. Securities and Exchange Commission

September 8, 2017

Page Twelve

*            *             *

Please contact me at (415) 693-2177 or Jodie Bourdet of Cooley LLP at (415) 693-2054 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ David Peinsipp
David Peinsipp Cooley LLP

cc:	Katrina Lake, Stitch Fix, Inc.
Paul Yee, Stitch Fix, Inc.
Scott Darling, Stitch Fix, Inc.
Casey O’Connor, Stitch Fix, Inc.
Jodie Bourdet, Cooley LLP
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